Exhibit 99.2

[Taurus Investments S.A. Letterhead]

December 13, 2004

Terra Industries Inc.

Terra Centre

600 Fourth Street

Sioux City, Iowa 51102, U.S.A.

Ladies and Gentlemen:

Reference is made to the Stock Purchase Agreement, dated as of August 6, 2004 (the “MissChem Agreement”), by and among Mississippi Chemical Corporation, MissChem Acquisition Inc. and Terra Industries Inc. (“Terra” or “you”). Capitalized terms not otherwise defined herein have the same meaning as in the MissChem Agreement. We and you are entering into this letter agreement for valuable consideration, the sufficiency of which is hereby acknowledged.

We hereby agree to pay you the Indemnity Amount (as defined below) if (i) you are obligated to issue more than 5,250,000 shares of Parent Preferred Stock pursuant to Section 2.3(a)(ii)(C) of the MissChem Agreement, (ii) the obligation in clause (i) arises solely because the Closing Share Price is less than US$6.01 and (iii) December 8, 2004 falls within the period during which the Closing Share Price is calculated pursuant to the MissChem Agreement.

The “Indemnity Amount” shall be equal to the product of (i) the Closing Share Price and (ii) the number of shares of Parent Preferred Stock issued in excess of 5,250,000 pursuant to Section 2.3(a)(ii)(C) of the MissChem Agreement; provided, however, that for purposes of calculating the Indemnity Amount the number of shares referred to in clause (ii) shall not in any event exceed 1,000,000.

Notwithstanding anything herein to the contrary, we shall have no obligation to pay the Indemnity Amount to you if the Closing Share Price is less than US$6.01 because of any material adverse change (i) in or development relating to general economic or market conditions or (ii) in Terra’s business, financial condition or operating results.

We hereby further agree to pay you, within five days following receipt of your notice that a registration statement (including any pre-effective amendments thereof, the “Registration Statement”) has been filed pursuant to and in accordance with a Registration Rights Agreement, dated as of December 13, 2004 (the “Registration Rights Agreement”), by and among Terra and the Purchasers set forth therein, a cash amount equal to US$550,000.00 as compensation for your costs directly arising up to and including the date of the effectiveness of the Registration Statement from your payment of (i) a filing fee payable to the Securities and Exchange Commission (the “SEC”) for the Registration Statement or to any state government for any blue sky qualifications, (ii) fees and expenses of Citigroup for rendering financial advisory services to the special committee of the board of directors of Terra in connection with the Registration Rights Agreement and our private placement of Terra common stock (the “Sale”), (iii) fees and expenses of Kirkland & Ellis LLP for (a) preparing the Registration Statement, (b) drafting, reviewing and commenting on the Registration Rights Agreement, the Terra lock-up, and other documents requested or provided by you in connection with the Sale and (c) advising you and the Terra special committee regarding the Sale, (iv) fees and expenses of Joelle Frank for rendering advisory services to Terra in connection with the Registration Rights Agreement and the Sale, (v) fees and expenses of Deloitte & Touche LLP for its consent and (iv) fees and expenses of a financial printer in connection with preparing and filing the Registration Statement (such costs, collectively, the “Registration Costs”); provided, that we shall also pay you a cash amount equal to the Additional Costs (as defined below). If Terra incurs any Additional Costs you shall promptly provide us with a statement of all Registration Costs and Review Costs together with copies of invoices, receipts and other evidence of costs incurred and payments made as we shall request.

“Additional Costs” shall be the excess, if any, of (i) the sum of (a) ordinary and reasonable legal and accounting costs incurred by you up to and including the date of the effectiveness of the Registration Statement in responding to the SEC in the course of the SEC’s review of the Registration Statement, but not in excess of an amount that would be incurred in a review of ordinary magnitude and scope by the SEC (the “Review Costs”), and (b) the Registration Costs over (ii) US$550,000.00; provided, however, that in no event shall the Registration Costs or the Review Costs include any costs incurred by you in connection with any change in your audited or unaudited financial statements or other financial or accounting disclosure, whether or not required as a result of such review.

This letter shall be governed by and construed in accordance with the laws of the State of New York. All disputes arising between us in connection with this letter agreement, or the breach, termination, interpretation, or validity thereof, shall be finally settled by arbitration at law in Toronto, Canada under the Rules of Arbitration of the International Chamber of Commerce and for such purpose the following shall apply: (i) any arbitration proceedings pursuant hereto shall be conducted in the English language and the arbitration tribunal shall sit in Toronto, Canada; and (ii) each of us shall designate one arbitrator and the third arbitrator shall be designated by common agreement of those two arbitrators designated by the parties, and failing such agreement within 30 days following the date on which the later of the two arbitrators was designated, the third arbitrator shall be designated by the International Chamber of Commerce. The arbitration awards rendered pursuant hereto shall be issued in writing in the English language, shall contain the arbitration decision and the reasoning supporting it and shall be final and not subject to appeal.

If the foregoing correctly sets forth the understanding between us, please so indicate on the enclosed signed copy of this letter in the space provided therefor and return it to us, whereupon this letter shall constitute a binding agreement between us.

TAURUS INVESTMENTS S.A.

By:	/s/ Alexander F. Pace-Bonello
Name:	Alexander F. Pace-Bonello
Title:	Director

ACCEPTED AND AGREED: TERRA INDUSTRIES INC.

By:	/s/ Francis G. Meyer
Name:	Francis G. Meyer
Title:	Senior Vice President and Chief Financial Officer